April 29, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of West Enclave Merger Corp., under the Exchange Act of 1934:

- Units, each consisting of one Ordinary Share, par value $0.0001 per share, and one Right to acquire one-tenth (1/10) of one Ordinary Share
- Ordinary Shares, par value $0.0001 per share
- Rights, each Right to acquire one-tenth (1/10) of one Ordinary Share

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com